

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 27, 2009

David Garofalo
Chief Financial Officer
Agnico-Eagle Mines Limited
145 King Street East
Toronto, Canada M5C 2YZ

> **Re:** **Agnico-Eagle Mines Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 1-13422**

Dear Mr. Garofalo:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Pension Plan Benefits, page 97

1. We note your disclosure of a supplemental defined contribution plan for certain of your executive officers. Please explain why this plan is not filed as an exhibit. See Instruction as to Exhibits 4(c) in Form 20-F.

Employment Contracts / Termination Arrangements, page 98

2. You disclose that you have employment agreements with all your executive officers. Please file these agreements as exhibits or provide us with an explanation as to why such agreements need not be filed. See Instruction as to Exhibits 4(c) in Form 20-F.

In addition, discuss the terms of these management contracts in the "Material Contracts" section on page 116.

Director Compensation Table, page 100

3. We note your disclosure of certain undertakings given to RiskMetrics Group with respect to option grants to non-executive directors. Please clarify what you mean by "undertakings" and file any agreements between you and RiskMetrics Group that relate to the compensation of your officers and directors. Further, provide the specific terms of such undertakings and if there are specific limits that were put in place with regard to director and named executive officer compensation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Garofalo
Agnico-Eagle Mines Limited
April 27, 2009
Page 3

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact John Lucas at (202) 551-5798 or, in his absence, or John Madison at (202) 551-3296 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director